Filed Pursuant to Rule 253(g)(2)

File No. 024-10770

HALL STRUCTURED FINANCE II, LLC

SUPPLEMENT NO. 1 DATED MAY 11, 2018

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2018

This document supplements, and should be read in conjunction with, the offering circular of Hall Structured Finance II, LLC (the “Company”, “we”, “our” or “us”), dated January 12, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 16, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our business activities for the first quarter of 2018;
•	Certain revisions to the terms of the Debentures; and
•	Status of the Offering.

Update on Our Business Activities

During the first quarter of 2018, we closed four loans for an aggregate of approximately $90.7 million of new Financings.  All four loans were first mortgage construction loans and bear interest at rates of LIBOR plus 8.50% and 8.75% per annum and have maturity dates ranging from March 1, 2021 to May 1, 2021.  The table below summarizes additional information relating to these Financings.

Property	Location	Property Type		Property Status(1)	Loan Commitment	Loan to Dev Cost	Loan Collateral	Loan Int Rate	Loan Maturity Date (2)
Aloft Hotel	Glendale, CA	Hotel	85 Rooms	U/C	$ 17,600,000	66.5%	1st Mortgage	L+8.50	03/01/21
EVEN Hotel	Alpharetta, GA	Hotel	132 Rooms	U/C	$ 14,600,000	64.6%	1st Mortgage	L+8.50	04/04/21
Hampton Inn	Watsonville, CA	Hotel / Townhomes	112 Rooms / 48 Rooms	U/C	$ 23,000,000	57.2%	1st Mortgage	L+8.75	05/01/21
The Vantage	St. Petersburg, FL	Apartments	211 Units	U/C	$ 35,500,000	70.0%	1st Mortgage	L+8.50	04/01/21
TOTAL					$90,700,000

Description of Our Debentures

The Maturity Date for all Debentures purchased on or after September 1, 2018 will be June 30, 2023.  All Debentures purchased prior to that date will have a Maturity Date of December 31, 2022.

Redemption at the Option of Holders

The redemption price for Debentures redeemed by the Company upon requests of the Holders submitted to the Company on or after January 1, 2019 will be 96% of the principal amount of any such redeemed Debenture, plus accrued and unpaid interest up to and including the Redemption Payment Date.  In the case of Debentures submitted for redemption following the death of a Holder, however, the purchase price for such Debentures will be 100% of the principal of such redeemed Debentures, plus accrued and unpaid interest up to and including the Redemption Payment Date.

Status of the Offering

As of the date of this supplement, we have sold an aggregate of $15.7 million of Debentures.